

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 12, 2016

Via E-mail
Ruediger Adolf
Chief Executive Officer
Focus Financial Partners Inc.
825 Third Avenue, 27th Floor
New York, NY 10022

> **Re:** **Focus Financial Partners Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted March 30, 2016**
> **CIK No. 0001651052**

Dear Mr. Adolf:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors

The wealth management industry is very competitive, page 27

1.   We note that it appears that the number of firms that are actively seeking advisors, either entire firms or advisors whose contract with their current firm is expiring soon, is growing. We also note that in recent press reports at least some advisors cite a firm's name recognition and reputation as a reason that they would choose one firm over another. Please either revise this risk factor, or add a separate risk factor, to discuss the

competition for investment advisors and risks to your growth prospects given your relative size compared with your competitors.

You may contact William Schroeder at (202) 551-3294 or John Spitz at (202) 551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: J. Russell McGranahan, Esq.
        Brenda K. Lenahan, Esq.